United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

PRESS RELEASE

Press Release Vale announces signing of Preliminary Agreement for indemnifications Rio de Janeiro, February 21st, 2019 – Vale S.A. (“Vale”) informs that it has signed yesterday (February, 20th), in a conciliation hearing held at the 6th Lower Public Treasury Court of Belo Horizonte (6ª Vara de Fazenda Pública), the Preliminary Agreement with the Attorney General's Office of the State of Minas Gerais (Advocacia Geral do Estado de Minas Gerais), the Public Prosecution Office of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais), the Public Defender's Office of the State of Minas Gerais (Defensoria Pública do Estado de Minas Gerais), the Federal Government Attorney's Office (Advocacia Geral da União), the Federal Public Prosecution Office (Ministério Público Federal) and the Public Defender's Office (Defensoria Pública da União), as well as with representatives of the communities impacted by the breach of the Dam I of the Córrego de Feijão mine in Brumadinho. The agreement addresses, in accelerated fashion, the initiation of certain indemnification payments in response to the dam breach, which will include, among other measures, the payment of certain amounts for emergency aid to people registered in the city of Brumadinho up to the date of the breach of the Dam I of the Córrego de Feijão mine. Persons living in the area up to 1 Kilometer from the Paraopeba riverbed, starting from Brumadinho to the city of Pompéu, at the river dam of Retiro Baixo, also will be entitled to receive the benefits. These payments will be made through monthly installments equivalent to 1 minimum wage per adult, 1/2 minimum wage per teenager and 1/4 minimum wage per child, starting from January 25th, 2019, for a period of one year. In addition, Vale agreed to pay the state administrative fines, which amount to approximately R$ 99 million, resulting from the lawsuit filed by SEMAD (State Agency for Environment and Sustainable Development). Vale understands that the signing of the agreement enhances the support initiatives and minimizes the uncertainty of those impacted by the dam breach. This is an unprecedented agreement that reinforces the active cooperation between Vale and Brazilian authorities for the prompt repair of the damages resulting from the dam breach. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 21st, 2019		Director of Investor Relations